As filed with the Securities and Exchange Commission on April 25, 1996

                                              Registration No. 333-827


                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               AMENDMENT #2

      FORM S-3 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            -----------------
                               EDITEK, INC.
          (Exact name of registrant as specified in its charter)

Delaware                           8071                          95-3863205
(State of               (Primary Standard Industrial         (I.R.S Employer
incorporation)          Classification Code Number)          Identification No.)

                              1238 Anthony Road
                        Burlington, North Carolina 27215
                               (910) 226-6311
              (Address,  including zip code, and telephone  number,
               including  area code,  of  registrant's  principal
                              executive offices)

        Peter J. Heath
Vice President of Finance and                             Copies to:
     Chief Financial Officer                             James Verdonik
           EDITEK, INC.                              Petree Stockton, L.L.P.
       1238 Anthony Road                              4101 Lake Boone Trail
Burlington, North Carolina  27215                       Raleigh, NC  27607
         (910) 226-6311                                   (919) 420-1700
(Name, address, including zip code,
and telephone number, including area
code, of agent for service)

         Approximate date of commencement of proposed sale to public: From time to time after this Registration Statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ X ]

                     CALCULATION OF REGISTRATION FEE

                                 Proposed          Proposed
Title of each                    maximum           maximum
class of          Amount         offering          aggregate      Amount of
securities to     to be          price per         offering       registration
be registered     registered     share             price          fee
- -------------     ----------     ------------      ----------     -------

Common Stock,
par value $.15
per share         11,478,193       $3.50 (1)     $40,173,675 (1) $13,851.88 (2)

Common Stock,
par value $.15
per share            320,000       $1.00 (3)     $  320,000 (3)  $  110.40




          (1) Estimated solely for purposes of calculating the registration fee based upon the closing price reported on the American Stock Exchange on February 6, 1996.

         (2) Previously paid.



         (3) Estimate solely for purposes of calculating the registration fee based upon the closing price reported on the American Stock Exchange on April 19, 1996.


         The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) of the Securities Act of 1933, may determine.

                                  EDITEK, INC.
                              CROSS-REFERENCE SHEET
                    Pursuant to Item 501(b) of Regulation S-K

         Item Number and Caption                      Heading in Prospectus

1.       Forepart of the Registration
           Statement and Outside Front
           Cover Page of Prospectus                   Front Page of Registration
                                                        Statement; Front Cover
                                                        Page of Prospectus

2.       Inside Front and Outside Back
           Cover Pages of Prospectus                  Second Page of Prospectus;
                                                      Back Cover Page of
                                                      Prospectus

3.       Summary Information, Risk
           Factors and Ratio of Earnings
           to Fixed Charges                           Risk Factors

4.       Use of Proceeds                              N/A

5.       Determination of Offering
           Price                                      Front Cover Page of
                                                        Prospectus

6.       Dilution                                     N/A

7.       Selling Shareholders                         Selling Shareholders

8.       Plan of Distribution                         Front Cover Page of
                                                        Prospectus;
                                                      Plan of Distribution

9.       Description of Securities
           to be Registered                           Outstanding Shares

10.      Interests of Named Experts
           and Counsel                                Legal Matters; Experts

11.      Material Changes                             Recent Developments

12.      Incorporation of Certain
           Information by Reference                   Incorporation of Certain
                                                       Information by Reference

13.      Disclosure of Commission
           Position on Indemnification
           for Securities Act
           Liabilities                                N/A

                          PROSPECTUS DATED APRIL 25, 1996
                              SUBJECT TO COMPLETION
                        11,798,193 SHARES OF COMMON STOCK

         This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                                  EDITEK, INC.

         This Prospectus relates to an aggregate total of 11,798,193 shares of Common Stock, par value $.15 per share (the "Common Stock") of EDITEK, Inc. (the "Company" or "EDITEK"), which number of shares includes (i) 2,517,306 shares issued to MLI Dissolution, Inc., ("MLI") formerly MEDTOX Laboratories, Inc. pursuant to an Asset Purchase Agreement between the Company and MLI (the "MEDTOX Agreement"), (ii) 235,295 shares sold to Dr. Harry McCoy, a MEDTOX shareholder, in a transaction immediately after the Company's acquisition of MEDTOX, (iii) a minimum of 1,873,873 shares which are issuable to the holders of 104 shares of the Company's Series A Convertible Preferred Stock (the "Series A Preferred Stock") upon conversion of the Series A Preferred Stock (the "Conversion Shares"), and (iv) up to 6,265,052 shares which may be issued in certain circumstances to the MEDTOX shareholders and the holders of the 104 shares of Series A Preferred Stock held by Selling Shareholders ("Price Protection Shares"). This Prospectus also relates to 906,667 shares of Common Stock issuable upon the exercise of warrants issued as compensation for the sale of securities (the "Investment Banker Warrants"). The MEDTOX shareholders,
Dr. Harry McCoy, the holders of 104 shares of Series A Preferred Stock, and the holders of Investment Banker Warrants are hereinafter referred to as the "Selling Shareholders." See "Plan of Distribution", "Selling Shareholders" and "Number of Shares of Common Stock." The securities offered hereby (the "Shares") are to be offered on account of the Selling Shareholders.


THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS".

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION. NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           Price to                         Proceeds to Company
                           Public         Discounts            or other Persons
Per Share                     (1)               (2)                         (3)
Total Maximum (4)             (1)               (2)                         (3)


(1) The Selling Shareholders may from time to time affect the sale of their Shares at prices and at terms then prevailing or at prices related to the then-current market price. The Common Stock of the Company is traded on the American Stock Exchange under the symbol "EDI". On April 19, 1996, the closing price of the Common Stock as reported by the American Stock Exchange was $1.00 per share.

(2) The Selling Shareholders may pay regular brokers' commissions in cash at the time(s) of the sale of their Shares.

(3) The Company will not receive any proceeds from the sales of the Shares to which this Prospectus relates. The Selling Shareholders will receive proceeds based on the market price of the Shares at the time(s) of sale. The Company will, however, receive $2.83 per share upon the exercise of the Investment Banker Warrants.

(4) Without deduction of expenses for the offering (all of which will be borne by the Company), estimated to be approximately $28,000.

The date of this Prospectus is April 25, 1996

                     (Inside front cover page of Prospectus)

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its Regional Offices located at 75 Park Place, New York, New York 10007, and the John C. Kluczynski Federal Building, 230 South Dearborn Street, Chicago, Illinois 60604. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 upon request and payment of the prescribed fee.

         The Company's Common Stock is listed on the American Stock Exchange (the "AMEX"), and reports, proxy statements and other information filed by the Company can be inspected at such exchange.

         The Company has filed with the Commission in Washington, D.C., a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the registration of the securities offered hereby. This Prospectus omits certain of the information contained in the Registration Statement, of which this Prospectus is a part. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. Items of information omitted from this Prospectus but contained in the Registration Statement may be obtained from the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon request and payment of the prescribed fee.

              INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents, each of which was previously filed by the Company with the Commission pursuant to Section 13 of the Exchange Act, are incorporated herein by reference:

                  a.       The Company's Proxy Statement dated September 25,
                  1995.

                  b. The Company's Report on Form 10-K for the fiscal year ended December 31, 1995.

                  c.       The Company's  Report on  Form 8-K dated  January 30,
                  1996.


                  d.       The Company's Report on Form 8-K dated March 5, 1996.

                  e. Description of the Common Stock contained under the caption "Description of Registrant's Securities to be Registered" in the Company's Registration Statement on Form 8-A filed pursuant to Section 12(g) of the Exchange Act.



         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom a Prospectus is delivered upon written or oral request of each person, a copy of any documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Requests for such copies should be directed to EDITEK, Inc., Attention: Secretary, 1238 Anthony Road, Burlington, North Carolina 27215, (910) 226-6311.


              CAUTIONARY STATEMENT IDENTIFYING IMPORTANT
                 FACTORS THAT COULD CAUSE THE COMPANY'S
             ACTUAL RESULTS TO DIFFER FROM THOSE PROJECTED
                    IN FORWARD LOOKING STATEMENTS

        In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, readers of this document and any document incorporated by reference herein, are advised that this document and documents incorporated by reference into this document contain both statements of historical facts and forward looking statements. Forward looking statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those indicated by the forward looking statements. Examples of forward looking statements include, but are not limited to (i) projections of revenues, income or loss, earning or loss per share, capital expenditures, dividends, capital structure and other financial items, (ii) statements of the plans and objectives of the Company or its management or Board of Directors, including the introduction of new products, or estimates or predictions of actions by customers, suppliers, competitors or regulatory authorities, (iii) statements of future economic performance, and (iv) statements of assumptions underlying other statements and statements about the Company or its business.


        This document and any document incorporated by reference herein also identify important factors which could cause actual results to differ materially from those indicated by the forward looking statements. These risks and uncertainties include price competition, the decisions of customers, the actions of competitors, the effects of government regulation, possible delays in the introduction of new products, customer acceptance of products and services, the possible effects of the MEDTOX acquisition and its related financings and other factors which are described herein and/or in documents incorporated by reference herein.


       The cautionary statements made pursuant to the Private Litigation Securities Reform Act of 1995 above and elsewhere by the Company should not be construed as exhaustive or as any admission regarding the adequacy of disclosures made by the Company prior to the effective date of such Act. Forward looking statements are beyond the ability of the Company to control and in many cases the Company cannot predict what factors would cause results to differ materially from those indicated by the forward looking statements.




                                   RISK FACTORS

         An investment in the Common Stock is speculative and involves a high degree of risk. Investors should carefully consider the following factors, among others, before investing in the Common Stock.

         1. Dependence on Sales of Equity. As of December 31, 1995, the Company had not achieved a positive cash flow from operations. Accordingly, the Company relies on available credit arrangements, outside funding of research and development and continued sales of its equity securities to fund operations until a positive cash flow can be achieved. From January 1, 1991 through December 31, 1995, the Company raised approximately $12 million from equity financing and issued 6,058,699 shares of the Company's Common Stock for an average price of $1.98 per share, all of which were issued at a discount to the market value of the Company's Common Stock. In order to finance the acquisition of MEDTOX, pay applicable costs and expenses and to provide working capital, the Company raised approximately $20 million from the sale of the Preferred Stock and Common Stock. This amount and the amount borrowed, as described below, have allowed the Company to consummate the MEDTOX acquisition and the Company believes should provide enough working capital to help the Company achieve positive cash flow. If the Company is unable to achieve a positive cash flow, additional financing will be required. There can be no assurance that additional financing can be obtained or if obtained, that the terms will be favorable to the Company.


         2. Operating Losses; Uncertainty of Sales Growth and Market Acceptance of Products. From its inception in June 1983 through December 31, 1995, the Company accumulated a deficit from operations of approximately $34 million. The Company currently derives approximately 57% of its revenue from the sale of its Laboratory Testing Services and approximately 15% of its revenue from the sale of Substance of Abuse Testing Products. The markets for Laboratory Testing Services and Substance of Abuse Testing Products are extremely competitive. The Company's ability to finance its operations and to achieve profitability will depend, in large part, upon the Company's ability to increase the sales volume of its current on-site products and laboratory services and to achieve cost savings by integrating MEDTOX and the Company's existing laboratory operations, as well as the ability to develop, introduce and successfully market new VERDICT and EZ-SCREEN on-site test kits. Market acceptance of new products and the ability to increase sales volume of current products and services generally requires substantial time and effort. There can be no assurance that the Company and its products and services will compete effectively against other diagnostic testing methods that now exist, or may be developed by others, or that the Company will achieve profitability and there can be no assurance of savings from the integration of laboratory operations. (See "Risk Factors - Obsolescence and Technological Change" and "Risk Factors - Government Regulation").



         3.  Debt  Service;  Debt  Seniority;   No  Dividends.  To  finance  the
acquisition of MEDTOX and to provide working capital the Company borrowed $5 million in January, 1996. The debt financing consists of two term loans totaling $4 million and up to $7 million in the form of a revolving line of credit based on the receivables of the Company (the "Loan Agreement"). The amount of credit available to the Company varies with the accounts receivable and the inventory of the Company. On January 30, 1996, the receivables and inventory amounts made $2.9 million of the credit facility available. The two term loans of $2 million each have interest rates of 2.5% above prime rate and 2.0% above prime rate

                                    4
<PAGE

respectively. The revolving line of credit has an interest rate equal to 1.5% above prime rate. There can be no assurance that the Company will have sufficient revenues to service payments of principal and interest on this indebtedness. Failure to service this indebtedness would have a material adverse effect on the Company. The indebtedness of the Company will be senior to the Series A Preferred Stock and shares of Common Stock upon liquidation of the Company. Interest payments on the indebtedness may cause there to be insufficient cash to pay any dividends. In addition, the loan amount and the line of credit agreement contain covenants that restrict the Company's ability to pay dividends even if the Company has cash available from which to pay dividends. See "Number of Shares of Common Stock - Debt Financing."


         4. Unexpected Effects of Merger(s). The Company completed the acquisition of the MEDTOX assets on January 30, 1996 (the "Closing Date"). The Company also acquired the assets and operations of Bioman Products, Inc. on June 1, 1995. The Company anticipates that certain synergism will arise between the Company and Bioman and MEDTOX. In February 1994, the Company acquired Princeton Diagnostic Laboratories of America, Inc. ("PDLA"). In connection with the acquisition of MEDTOX, the Company determined that it would be beneficial to consolidate the laboratory operations of PDLA into the laboratory operations of MEDTOX. There can be no assurance that any synergism will arise from the recent acquisitions and the associated laboratory consolidation. The efforts required to integrate the business of the Company with other operations may have a material adverse effect on the operations of either the Company or the acquired company(s).

         5. Adverse Effect on Market Price of Future Sales of the Company Stock. A substantial number of shares of stock of the Company have been issued in transactions that are exempt from registration under the Securities Act of 1933, as amended, either in private placements or pursuant to Regulation S, see "Risk Factors - Dependence on Sales of Equity."

         In addition to the shares of Common Stock covered by this Prospectus, on January 30, 1996 and February 2, 1996, the Company sold 303 shares of Series A Preferred Stock utilizing the exemption afforded by Regulation S of the Commission (the "Offshore Offering"), which shares are convertible into a minimum of 5,459,459 shares of Common Stock and may be convertible into more shares of Common Stock if the market price of the Common Stock of the Company is less than $3.70 per share on the conversion dates. As of April 19, 1996, the market price of the Common Stock was $1.00 per share at which price the 303 shares of Series A Preferred Stock would be convertible into 20,200,000 shares of Common Stock, based on a conversion price of $.75 per share or a 25% discount to the market price on April 19, 1996.

         Regulation S provides generally that offers or sales that occur outside the United States and in compliance with the requirements thereof are not subject to the registration requirements of the Act. Subject to certain restrictions and conditions set forth therein, Regulation S is available for offers and sales to investors that are not U.S. persons. Such offshore investors who purchase the shares of Series A Preferred Stock in the Offshore Offering pursuant to Regulation S are not permitted to transfer such shares or Conversion Shares to a U.S. Person (defined generally as a resident of the U.S. or an entity organized under the laws of the U.S.) for a period of at least 40 days after February 2, 1996, the closing of the Offshore Offering (the "Restricted Period"). Resales to buyers who are not U.S. persons are permitted at any time.



         After the expiration of the Restricted Period, investors who purchased shares of Series A Preferred Stock in the Offshore Offering may sell such shares or Conversion Shares in the U.S., but only if such shares are registered or an exemption from registration is available. Accordingly, beginning on March 30, 1996 (the first day any investor was able to convert shares of Series A
Preferred Stock into shares of Common Stock), to the extent that any offshore investors have converted their shares of Series A Preferred Stock into Common Stock, such offshore investors are able to sell such Common Stock in the U.S.
if the shares are registered or an exemption is available. As of April 19, 1996, the Company had received conversion notices for 57 shares of Series A Preferred, which resulted in the issuance of 2,398,730 shares of Common stock.




           Sales of Conversion Shares for such offshore investors must be made in compliance with an exemption from registration. The agreements between the Company and offshore investors provide that the stock certificates will not contain restrictive securities legends. Consequently, if the Company complies with these agreements, the Company would not be able to prevent illegal resales of Series A Preferred Stock or Conversion Shares by offshore investors and each offshore investor will make its own determination whether such sales qualify for exemptions from registration. On March 27, 1996 the Company determined it would place legends on Common Stock certificates to assure that all resales of securities are made in compliance with applicable securities laws. Since that date, the Company has been in discussion with Preferred shareholders about whether the Common Stock should be legended.
In part to avoid protracted litigation from Preferred shareholders and in part in reliance on the cooperation of Preferred shareholders who have reaffirmed their intention to comply with securities laws on all resales, the Company has begun to issue Common Stock certificates without legends.
The Company will seek to work with its Preferred shareholders to assure compliance with securities laws on resales. The Company intends to monitor trading in its stock closely, but notwithstanding that the Preferred shareholders sell only pursuant to an available exemption, there can be no assurance that the trading activities on their transferees will not result in decreases in the market price of the Company's Common Stock. The Company is continuing to discuss issues related to conversion with its Preferred shareholders and may offer registration rights and/or other rights to Preferred shareholders as an inducement to delay conversion.
There can be no assurance the issues related to resale of the Common
Stock of the Company issued pursuant to Regulation S will not have a material adverse affect on the Company, including the ability of the Company to raise additional capital in the future.



      If substantial sales of the Company's Common Stock occur, whether by the investors in the Offshore Offering or by U.S. investors pursuant to this

Prospectus or otherwise, such sales could have a material adverse effect on the market price of the Company's Common Stock.

         6. Adverse Effect of Price Protection Provisions. The number of shares of Common Stock issuable upon conversion of a share of Series A Preferred Stock will equal the number derived by dividing (i) the purchase price of the Series A Preferred Stock ($50,000 per share) by (ii) the lower of (x) $2.775 or (y) 75% of the Market Price of the Common Stock on the day the shares of Series A Preferred Stock are converted into Common Stock. "Market Price" is defined for this purpose as the daily average of the closing bid prices quoted on the American Stock Exchange or other exchange on which the Common Stock is traded for the five trading days immediately preceding the date the shares are converted. Accordingly, a minimum of 7,333,333 shares of Common Stock are issuable upon conversion of the 407 shares of Series A Preferred Stock sold in both the U.S. Offering and the Offshore Offering, but the actual number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock will not be known until the time of issuance of the shares of Common Stock upon conversion. As of April 19, 1996, the market price of the Common Stock was $1.00 per share at which price the 407 shares of Series A Preferred Stock would be convertible into 27,133,333 shares of Common Stock, based on a conversion price of $.75 per share or a 25% discount to the market price on April 19, 1996.

         The MEDTOX Asset Purchase Agreement provides that, if after the Closing Date the market value of the Common Stock of the Company declines below $1.986 per share during four specified periods (the "Repricing Periods") following press releases by the Company, the Company will issue additional shares of Common Stock ("Additional Shares") to shareholders of MEDTOX who retain their shares of Common Stock through four specified dates (the "Repricing Dates") to compensate the MEDTOX shareholders for decreases after the closing of the MEDTOX acquisition in the market price of the Common Stock of the Company below $1.986 per share. The Repricing Dates are the fifth trading day following the date the Registrant issues press releases announcing its financial performance for the fiscal quarters ending on March 31, 1996, September 30, 1996 and September 30, 1997 and the fiscal year ending on December 31, 1996 and the Repricing Periods are the dates between the dates of the press releases and the Repricing Dates. Accordingly, the number of Additional Shares issuable in the future in connection with the MEDTOX acquisition cannot be determined at this time and will depend upon changes in the market price of the Common Stock, as well as the extent to which MEDTOX shareholders retain the MEDTOX shares on each of the Repricing Dates. However, if all MEDTOX shares are retained on the Repricing Dates, an aggregate of 2,466,959 additional shares would be issuable based on the April 19, 1996 market price of $1.00 per share.

         The price protection provisions of the Series A Preferred Stock and the MEDTOX shareholders could result in the Company being required to issue more shares of Common Stock than the Company is authorized to issue. The Company's Certificate of Incorporation currently authorizes the issuance of 30,000,000 shares of Common Stock, of which 15,592,798 shares are currently issued and outstanding. 1,736,133 shares of Common Stock are issuable pursuant to outstanding stock options, stock purchase plans and warrants. If the remaining outstanding shares of the Series A Preferred Stock were to be converted at a 25% discount from the $1.00 per share market price of the Company's Common Stock on April 19, 1996, 23,333,333 shares of Common
Stock would be issuable upon conversion of the Series A Preferred Stock. Accordingly, if all the remaining Series A Preferred Shares are converted at these prices, the Company would not have enough shares to issue to all of the preferred shareholders and for future use. The Company's Certificate of Incorporation also authorizes the issuance of 1,000,000 shares of Preferred Stock for which the Board of Directors has the power to designate the rights and preferences, of which only 350 shares are issued and outstanding. The Company intends to hold a special shareholders meeting to amend the Certificate of Incorporation of the Company to increase the number of authorized shares of Common Stock of the Company, which additional shares would be available to satisfy the price protection provisions of the Series A Preferred Stock and the MEDTOX shareholders and for other corporate purposes.
At such time as additional shares are authorized, the Company will be obligated to file a Registration Statement covering additional "Price
Protection Shares" based on the number of shares issuable to the MEDTOX shareholders and Series A Preferred Stockholders at current market prices.


         The price protection provisions of the Series A Preferred Stock are transferred upon any transfer of the Series A Preferred Stock, but terminate upon conversion of the Series A Preferred Stock. The price protection afforded the MEDTOX shareholders terminates upon transfer of the Common Stock issued to MEDTOX shareholders.

         Other shareholders of the Company do not have the price protection afforded holders of Series A Preferred Stock and the MEDTOX shareholders. Accordingly, if the market price of the Common Stock of the Company declines, the interests in the Company's other shareholders will be diluted by the price protection provisions afforded holders of Series A Preferred Stock and the MEDTOX shareholders. Substantial sales of shares of Common Stock by the MEDTOX shareholders or purchasers of Series A Preferred Stock or other shareholders may have a material adverse effect on the market price of the Common Stock of the Company, which would increase the number of Additional Shares issuable to MEDTOX shareholders on the Repricing Dates and the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

         7. Obsolescence and Technological Change. Modern biotechnology has undergone, and continues to undergo, rapid and significant technological change. The Company requires adequate financial resources in order to maintain a competitive position with respect to its technology and to continue to attract and retain qualified technical personnel. These financial resources may be unavailable. The Company concentrates its research and development resources on those products which it believes will generate the most revenue most quickly. There can be no assurance, however, that future technological developments will not render existing or proposed products of the Company uneconomical or obsolete.


         8.       Competition.

                   Laboratory Services. Competition in the area of drugs of abuse testing is intense. Competitors and potential competitors include forensic testing units of large clinical laboratories, such as Laboratory Corporation of America Holdings, Corning/Metpath Laboratories and SmithKline Laboratories, Inc. and other independent laboratories, other specialized laboratories, and in-house testing facilities maintained by hospitals.

                  Competitive factors include reliability and accuracy of tests, price structure, service, transportation collection networks and the ability to establish relationships with hospitals, physicians, and users of drug abuse testing programs. It should be recognized, however, that many of the competitors and potential competitors have substantially greater financial and other resources than the Company.

                  The industry in which the Company competes is characterized by service issues including, turn-around time of reporting results, price, the quality and reliability of results, and an absence of patent or other proprietary protection. In addition, since tests performed by the Company are not protected by patents or other proprietary rights, any of these tests could be performed by competitors. However, there are proprietary assay protocols for the more specialized testing that are unique to the Company.

                  Some specific segments of the laboratory testing business are price competitive with low margins. Other segments, which place a premium on quality, constitute a large part of the business of MEDTOX, where, to date, quality service has been a more important competitive factor than price. This has allowed MEDTOX to generate positive gross margins and operating income. The Company's ability to successfully compete in the future and maintain it margins will be based on its ability to maintain its quality and customer service strength while maintaining efficiencies and low cost operations. There can be no assurance that price competitiveness will not increase in importance as a competitive factor in the business of MEDTOX.

                  Immunoassay Tests. The diagnostics market has become highly competitive with respect to the price, quality and ease of use of various tests and is characterized by rapid technological and regulatory changes. The Company has designed its on-site tests as inexpensive, on-site tests for use by unskilled personnel, and has not endeavored to compete with laboratory-based systems. Numerous large companies with greater research and development, marketing, financial, and other capabilities, as well as government-funded institutions and smaller research firms, are engaged in research, development and marketing of diagnostic assays for application in the areas for which the Company produces its products.

                  The Company has experienced increased competition with respect to its immunoassay tests from systems and products developed by others, many of whom compete solely on price. As the number of firms marketing diagnostic tests has grown, the Company has experienced increased price competition. A further increase in competition may have a material adverse effect on the business and future financial prospects of the Company.

         9. Inadequacy of Patents and Proprietary Information Protection. The Company holds nine issued United States patents of which eight of these patents generally form the basis for the EZ-SCREEN and one-step technologies. Additionally, the Company has one patent that relates to methods of utilizing whole blood as a sample medium on its immunoassay devices. The Company also holds various patents in several foreign countries. The Company also holds two United States patents which it acquired in the acquisition of Granite Technological Enterprises, Inc. in 1986.

                  Of the eight U.S. patents mentioned above, which generally form the basis for the EZ-SCREEN and one-step technologies, one expires in 2000, one expires in 2004, five expire in 2007, and one expires in 2010. The patent which relates to the methods of utilizing whole blood as a sample medium expires in 2012.

                  There can be no guarantee that there will not be a challenge to the validity of the patents. In the event of such a challenge, the Company might be required to spend significant funds to defend its patents, and there can be no assurance that the Company would be successful in any such action.

                  The Company holds twelve registered trade names and/or trademarks in reference to its products and corporate names. The trade names and/or trademarks of the Company range in duration from ten to twenty years with expiration dates from 2001 to 2008. Additionally, applications have been made for additional trade names.


                  The Company believes that the basic technologies requisite to the production of antibodies are in the public domain and are not patentable. The Company intends to rely upon trade secret protection of certain proprietary information, rather than patents, where it believes disclosure could cause the Company to be vulnerable to competitors who could successfully replicate the Company's production and manufacturing techniques and processes.


                  10. Government Regulation. The products and services of the Company are subject to the regulations of a number of governmental agencies as listed below. It is believed that the Company is currently in compliance with all regulatory authorities. The Company cannot predict whether future changes in governmental regulations might significantly increase compliance costs or adversely affect the time or cost required to develop and introduce new products. In addition, products of the Company are or may become subject to foreign regulations.


                           a.       United  States Food and Drug  Administration
(FDA).  Certain tests that will be  administered  to humans  must be cleared  by the FDA prior to their marketing for in vitro diagnostic use in the United States. The FDA regulated products produced by the Company are in vitro diagnostic products subject to FDA clearance through the 510(k) process which requires the submission of information and data to the FDA that demonstrates that the device to be marketed is substantially equivalent to a currently marketed device. This data is generated by performing clinical studies comparing the results obtained using the Company's device to those obtained using an existing test product. Although no maximum statutory response time has been set for review of a 510(k) submission as a matter of policy the FDA has attempted to complete review of 510(k) submissions within 90 days. To date, the Company has received 510(k) clearance for 10 different products and the average time for clearance was 58 days with a maximum of 141 days and a minimum of 20 days. Products subject to 510(k) regulations may not be marketed for in vitro diagnostic use until the FDA issues a letter stating that a finding of substantial equivalence has been made. There is no assurance that the Company will obtain FDA approval on a timely basis for future 510(k) submissions and failure to receive approval may have a material adverse effect on the Company's business, financial condition and operations.

         As a registered manufacturer of FDA regulated products, the Company is subject to a variety of FDA regulations including the Good Manufacturing Practices (GMP) regulations which define the conditions under which FDA regulated products are to be produced. These regulations are enforced by FDA and failure to comply with GMP or other FDA regulations can result in the delay of premarket product reviews, fines, civil penalties, recall, seizures, injunctions and criminal prosecution. FDA's regulatory requirements and related enforcement activities may have a material adverse effect on the Company's business, financial condition and operations.

                  b. Health Care Financing Administration (HCFA). The Clinical Laboratory Improvement Act (CLIA) introduced in 1992 requires that all in vitro diagnostic products be categorized as to level of complexity. A request for CLIA categorization of any new clinical laboratory test system must be made simultaneously with FDA 510(k) submission. The complexity category to which a clinical laboratory test system is assigned may limit the number of laboratories qualified to use the test system thus impacting product sales. The IN VITRO diagnostic products manufactured and/or sold by EDITEK have been categorized as moderately complex, which permits use of the products in both physician offices and clinical laboratories which meet certain quality control and personnel standards.

                  c. United States Department of Agriculture (USDA). The Company's animal facilities are subject to and comply with applicable regulations of the USDA. The livestock related products of the Company may become subject to state regulation but the Company does not anticipate any difficulties in complying with these regulations, if enacted.

                  d. United States Department of Defense (DOD). With reclassification of the Company's contract with the DOD from UNCLASSIFIED to SECRET, it has been necessary to establish the appropriate security procedures and facilities, including designation of a Facility Security Officer who is responsible for overseeing the security system, including conduct of periodic security audits by appropriate defense agencies. Additionally, the Company is now subject to periodic audits of its accounting systems and records by the Defense Audit Agency.

                  e. Drug Enforcement Administration (DEA). The primary business of the Company involves either testing for drugs of abuse or developing test kits for the detection of drugs/drug metabolites in urine. PDLA and MEDTOX laboratories are registered with the DEA to conduct chemical analyses with controlled substances. The EDITEK facility is registered by the DEA to manufacture and distribute controlled substances and to conduct research with controlled substances. Maintenance of these registrations requires that the Company comply with applicable DEA regulations. Failure of the Company to maintain the required DEA registrations would have a material adverse effect on the Company's ability to develop and produce drug test kits or to provide laboratory testing services thus adversely effecting the Company's business and financial condition.

                  f. Substance Abuse and Mental Health Services Administration (SAMHSA). Both PDLA and MEDTOX laboratories are certified by SAMHSA, PDLA since 1989 and MEDTOX since 1988. SAMHSA certifies laboratories meeting strict standards under Subpart C of Mandatory Guidelines for Federal Workplace Drug Testing Programs. Continued certification is accomplished through periodic inspection by SAMHSA to assure compliance with applicable regulations. Failure of the Company to maintain SAMHSA certification would limit the potential client base to which laboratory services could be marketed thus impacting revenues from laboratory operations.

                  g. Additional Laboratory Regulations. The PDLA and MEDTOX laboratories and certain of the laboratory personnel are licensed or otherwise regulated by certain federal agencies, states, and localities in which PDLA and MEDTOX conduct business. Federal, state and local laws and regulations require PDLA and MEDTOX, among other things, to meet standards governing the qualifications of laboratory owners and personnel, as well as the maintenance of proper records, facilities, equipment, test materials, and quality control programs. In addition, both laboratories are subject to a number of other federal, state, and local requirements which provide for inspection of laboratory facilities and participation in proficiency testing, as well as govern the transportation, packaging, and labeling of specimens tested by either laboratory. The laboratories are also subject to laws and regulations prohibiting the unlawful rebate of fees and limiting the manner in which business may be solicited.


         Both laboratories receive and use small quantities of hazardous chemicals and radioactive materials in their operations and are licensed to handle and dispose of such chemicals and materials. Any business handling or disposing of hazardous and radioactive waste is subject to potential liabilities under certain of these laws.

         11. Dependence on Key Personnel. Although the Company believes it has been successful to date in recruiting and retaining qualified personnel, the growth of the Company is dependent on its ability to continue to attract the services of qualified executive, technical and marketing personnel. The Company has entered into an employment agreement with James D. Skinner, Chairman, President and CEO, Peter J. Heath, Vice President Finance and Chief Financial Officer and Michael A. Terretti, Vice President EDITEK and Executive Vice President MEDTOX. In addition, the Company has entered into employment agreements with six employees of MEDTOX. The Company considers these six employees critical to the continued success of MEDTOX. The Company currently does not maintain any life insurance policy on any personnel. There can be no assurance the Company will be able to attract and retain the personnel it requires.

         12. Possible Volatility of Stock Price. Factors such as announcement of technological innovations or new commercial products by the Company or its competitors, governmental regulation, patent or proprietary right developments, or public safety and health concerns may have a significant impact on the market price of the Company's securities. In addition, resales of securities by shareholders may add significantly to volatility. Moreover, there has been a history in recent years of significant volatility in the market prices for securities of companies in the biotechnology field.

         13. Potential Conflicts of Interest. The Company has in the past engaged in a number of material transactions with its directors and executive officers and may engage in such transactions in the future. All such transactions have been in the past, and will be in the future, approved by a majority of the Company's disinterested directors.

         14. Dividends. The Company, to date, has not declared or paid any cash dividends. The shares of Series A Preferred Stock issued to finance the MEDTOX acquisition have certain dividend rights. The Company's ability to declare or pay such dividends are restricted by certain covenants in the Loan

Agreement. See "Number of Shares of Common Stock Rights of Series A Preferred Stock" and "Number of Shares of Common Stock - Debt Financing."

         15. Potential Product Liability. Manufacturing and marketing of products by the Company entail a risk of product liability claims. The exposure to product liability claims in the past was mitigated to some extent by the fact that the Company's products were principally directed toward food processors (as contrasted with human diagnostics) and most of its Conventional Biodiagnostic Products were used as components in research, testing or manufacturing by the purchaser and conformed to the purchaser's specifications. On August 13, 1993, the Company procured insurance coverage against the risk of product liability arising out of events after such date, but such insurance does not cover claims made after that date based on events that occurred prior to that date. Consequently, for uncovered claims, the Company could be required to pay any and all costs associated with any product liability claims brought against it, the cost of defense whatever the outcome of the action, and possible settlement or damages if a court rendered a judgment in favor of any plaintiff asserting such a claim against the Company. Damages may include punitive damages, which may substantially exceed actual damages. The obligation to pay such damages could have a material adverse effect on the Company and exceed its ability to pay such damages. No product liability claims are pending.

                  The MEDTOX and PDLA laboratory testing services are primarily diagnostic and expose the laboratories to the risk of liability claims. PDLA has retained continuous professional and general liability insurance coverage since 1985. MEDTOX has retained continuous professional and general liability insurance coverage since 1984. To date, PDLA or MEDTOX have not had any substantial product liability and no material professional service claims are currently pending.

         16. Anti-Takeover Effect of State Law and Certain Charter and Bylaw Provisions. The Company's Certificate of Incorporation and Bylaws contain certain provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. For example, the Board of Directors has the authority to fix the rights and preferences of and issue shares of Preferred Stock without further action by stockholders. Therefore, Preferred Stock could be issued without stockholder approval that could have voting, liquidation, and dividend rights superior to that of existing shares of the Company stock. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders would receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring, or preventing a change in control of the Company. The Company has no present plan to issue any shares of Preferred Stock. Such provisions may limit the price that certain investors may be willing to pay in the future for shares of the Company's Stock.

                     NUMBER OF SHARES OF COMMON STOCK

         This Prospectus relates to a total of 11,798,193 shares of Common Stock of the Company. 2,517,306 of these shares of Common Stock were issued to MLI pursuant to the MEDTOX Agreement and 235,295 shares were sold to Dr. Harry McCoy, a shareholder of MEDTOX, immediately following the acquisition of MEDTOX. Of the shares issued to MLI, 2,391,441 shares have been distributed to the shareholders of MEDTOX and 125,865 shares are being held in an escrow account to satisfy certain contingent indemnification obligations of MLI pursuant to the MEDTOX Agreement. This Prospectus also relates to shares of Common Stock which are issuable to the holders of 104 shares of Series A Preferred Stock upon the conversion of the Series A Preferred Stock of which a minimum of 1,873,873 shares of Common Stock are issuable and 906,667 shares of Common Stock issuable upon the exercise of the Investment Banker Warrants.

Price Protection Shares

         This Prospectus also relates to 6,265,052 shares of Common Stock (the "Price Protection Shares") which may be issued to the former shareholders of MEDTOX and upon the conversion of the Series A Preferred Stock in certain circumstances in the future as described below.


         The MEDTOX Asset Purchase Agreement which provides that, if after the Closing Date the market value of the Common Stock of the Company declines below $1.986 per share during the Repricing Periods following press releases, the Company will issue additional shares of Common Stock ("Additional Shares") to shareholders of MEDTOX who retain their shares of Common Stock through four specified dates (the "Repricing Dates") to compensate the MEDTOX shareholders for decreases in the market price of the shares after the closing of the MEDTOX acquisition in the market price of the Common Stock of the Company below $1.986 per share. The Repricing Dates are the fifth trading day following the date the Registrant issues press releases announcing its financial performance for the fiscal quarters ending on March 31, 1996, September 30, 1996 and September 30, 1997 and the fiscal year ending on December 31, 1996 and the Repricing Periods are the dates between the press releases and the Repricing Dates. Consequently, the number of Additional Shares issuable in the future in connection with the MEDTOX acquisition cannot be determined at this time and will depend upon changes in the market price of the Common Stock, as well as the extent to which MEDTOX shareholders retain the MEDTOX shares on each of the Repricing Dates.
If all MEDTOX shares are retained on the Repricing Dates, an aggregate of 2,466,959 Additional Shares would be issuable based on the April 19, 1996 market price of $1.00 per share.

         The Preferred Stock is convertible into shares of Common Stock, at any time from March 30, 1996, the 60th day after the shares of Series A Preferred Stock were first issued by the Company (the "Initial Conversion Date"), until January 30, 1998, the second anniversary of the Initial Preferred Issuance Date, at which time all conversion rights terminate and any remaining shares of Series A Preferred Stock will be automatically converted, at a rate determined by a formula based on a discount from the market price of the Common Stock at the time of conversion, unless the holder of such Series A Preferred Stock notifies the Company not to convert such shares. The Series A Preferred Stock has no voting power and has certain liquidation preference and dividend rights. The number of shares of Common Stock issuable upon conversion of a share of Series A Preferred Stock will equal the number derived by dividing (i) the purchase price of the Series A Preferred Stock ($50,000 per share) by the lesser of (i) $2.775 or (ii) 75% of the Market Price of the Common Stock on the day the shares of Series A Preferred Stock are converted into Common Stock. "Market Price" is defined for this purpose as the daily average of the closing bid prices quoted on the American Stock Exchange or other exchange on which the Common Stock is traded for the five trading days immediately preceding the date the shares are converted. The actual number of shares of Common Stock issuable upon conversion of the 104 shares of Series A Preferred Stock will not be known until the Conversion Date of such shares, but will not be less than 1,873,873 shares if all 104 shares of Series A Preferred Stock are converted. As of April 19, 1996, the market price of the Common Stock was $1.00 per share at which price 104 shares of Series A Preferred Stock would be convertible into 6,933,333 shares of Common Stock.


         The price protection provisions of the Series A Preferred Stock are transferred upon any transfer of the Series A Preferred Stock, but terminate upon conversion of the Series A Preferred Stock. The price protection afforded the MEDTOX shareholders terminates upon transfer of the Common Stock issued to the MEDTOX shareholders.

        The Company will not receive any proceeds from the sale of shares by the Selling Shareholders. The Company will, however, receive an average of $2.83 per share upon the exercise of the Investment Banker Warrants. See "Selling Shareholders" and "Plan of Distribution."

         The number of shares of Common Stock described above includes only shares covered by this Prospectus and does not include the minimum of 5,459,460 shares of Common Stock issuable upon conversion of 303 shares of Preferred Stock sold by the Company to offshore investors pursuant to Regulation S.

         The Common Stock is traded on the American Stock Exchange under the symbol "EDI." On April 19, 1996, the closing price of the Common Stock as reported by the American Stock Exchange was $1.00 per share.


Debt Financing

         To finance the acquisition of MEDTOX and to provide working capital, the Company borrowed $4,990,000 as of January 30, 1996. The debt financing consists of two term loans of $2 million each and a revolving line of credit based on the accounts receivable and inventory of the Company. The Loan Agreement contains certain restrictions on the payment of dividends. The capitalized terms below are defined in the Loan Agreement. The Company is restricted from paying any dividends until February 1, 1997 and only in the amount not in excess of one-third of the Excess Cash Flow for the previous fiscal year. For this purpose, Excess Cash Flow means, for any period, the greater of (A) zero (0); or (B) without duplication, the total of the following for the Company and its respective Subsidiaries on a consolidated basis, each calculated for such period: (1) EBITDA; plus (2) tax refunds actually received; less (3) Capital Expenditures (to the extent actually made in cash and or due to be made in cash within such period); less (4) income and franchise taxes paid or accrued excluding any provision for deferred taxes included in the determination of net income; less (5) decreases in deferred income taxes resulting from payments of deferred taxes accrued in prior periods; less (6) Interest Expenses paid or accrued; less (7) scheduled amortization of Indebtedness actually paid and/or due to be paid within such period less (8) voluntary prepayments of the Term Loans. In addition, the Company is restricted from paying any dividends until the first of the two term loans is paid off and after giving effect to any such dividend payment, the Company must have at least $500,000 available under the revolving line of credit. The last scheduled payment of that term loan is July 1, 1997.

Capital Stock

         As of April 19, 1996, the Company's authorized capital stock consisted of 30,000,000 shares of Common Stock, par value $.15 per share, 480 shares of Series A Preferred Stock (of which 350 shares were issued and outstanding as of April 19, 1996) and 999,520 shares of undesignated Preferred Stock, par value $1.00 per share. Each share of the Series A Preferred Stock is convertible into shares of Common Stock of the Company. See "Rights of the Series A Preferred Shares." The Board of Directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue from time to time additional shares of Preferred Stock, in one or more classes or series. Each class or series of Preferred Stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the Board of Directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

Rights of Common Stock

         Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, stockholders casting a plurality of the votes cast by the stockholders entitled to vote in an election of directors may elect all of the directors standing for election.

         Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore, subject to any preferential dividend rights of Series A
Preferred Stock and other Preferred Stock that may be issued in the future. Delaware law prohibits the payment of dividends or other distributions to holders of shares of Common Stock if after the payment the net assets of the Company would be less than its capital. In addition, the Company may be prohibited from paying dividends under the terms of loan agreements or other contracts.

         Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of Preferred Stock that may be issued in the future. Holders of Common Stock have no preemptive, subscription or conversion rights. The outstanding shares of Common Stock are, and the shares issuable upon conversion of Series A Preferred Stock and upon exercise of warrants and when issued pursuant to the MEDTOX Agreement will be, when issued and paid for, fully-paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of shares of the Series A Preferred Stock and any other class or series of Preferred Stock that the Company may designate and issue in the future.

         The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any additional shares of Preferred Stock.

Rights of the Series A Preferred Stock

         The principal rights of the Series A Preferred Stock are summarized below. This description is qualified, and subject to the rights set forth in the Certificate of Designations of EDITEK, Inc. Series A Convertible Preferred Stock.

         Conversion Rights. The Series A Preferred Stock is convertible into shares of Common Stock with the number of shares issuable upon conversion of each share of Series A Preferred Stock to be determined by dividing (i) the aggregate price paid for the Series A Preferred Stock ($50,000 per share), by
(ii) the lower of (a) $2.775 or (b) Seventy-Five Percent (75%) of the average closing bid price of the Common Stock of the Company over the five-day period immediately preceding the conversion date. As the market price of the Common Stock changes from day to day, the number of shares issuable upon conversion will vary depending upon the conversion date.

         The Series A Preferred Stock will be automatically converted if not converted on or before January 30, 1998 unless a holder of such shares instructs the Company not to convert the shares. No shares may be converted during the fifty-nine (59) days after issuance of the first The Series A Preferred Stock. Commencing March 30, 1996, all the Series A Preferred Stock can be converted.

         Voting Rights. Except as required by applicable law, the Series A Preferred Stock does not have voting rights.

         Dividend Rights. The Series A Preferred Stock will accrue an annual dividend of Four Thousand Five Hundred ($4,500) Dollars per share (the "Preferred Dividend"). Such Preferred Dividend shall be payable when and as declared by the Board of Directors in its sole discretion. The Preferred Dividend is cumulative until December 31, 1997. Dividends accruing after December 31, 1997 will not be cumulative. No dividend shall be payable on shares of Common Stock of the Company until all accrued cumulative unpaid dividends are paid to holders of the Series A Preferred Stock.

         Liquidation Preference. Holders of shares of Series A Preferred Stock will have a preference upon the liquidation of the Company over the Common Stock. The initial liquidation preference shall equal Fifty Thousand ($50,000) Dollars per share of Series A Preferred Stock and shall increase to equal the sum of Fifty Thousand ($50,000) Dollars, plus all accrued but unpaid cumulative Preferred Dividends, plus all declared but unpaid noncumulative Preferred Dividends. After payment in full of the liquidation preference, the holders of Series A Preferred Stock shall not be entitled to receive any additional liquidation payments.

                                THE COMPANY

         EDITEK, Inc., a Delaware corporation, was organized in September, 1986 to succeed the operations of a predecessor California corporation. EDITEK, Inc. and its subsidiaries are referred to herein as "the Company". The Company operates a toxicology laboratory that provides testing services for identification of substances of abuse and develops, manufactures and markets on-site diagnostic and screening tests which are used to detect substances in humans, foodstuffs, animals or feed and the environment.

         The Company entered the laboratory business on February 11, 1994 when it completed the acquisition of Princeton Diagnostic Laboratories of America, Inc. ("PDLA") which is now a wholly owned subsidiary. PDLA was incorporated in Delaware in December, 1986. On December 22, 1986, it acquired from Stauffer Chemical Company, a subsidiary of Cheesebrough-Pond's Inc., all of the Common Stock of Psychiatric Diagnostic Laboratories of America, Inc., through which PDLA conducts most of its operations. On January 30, 1996, the Company acquired the assets and certain liabilities of another laboratory, MEDTOX. MEDTOX was formed in 1984 and is located in St. Paul, Minnesota. MEDTOX enjoys a well deserved reputation for quality and customer service and is often referred to in the laboratory industry as a "Laboratory's Laboratory."

         MEDTOX was co-founded in 1984 by Dr. Harry McCoy. Dr. McCoy saw the need for a state-of-the-art, full service, toxicology reference laboratory that would provide timely, accurate analysis for a wide range of drugs and toxins. From its inception, MEDTOX has fulfilled that goal by offering broad-based toxicology services, including 24 hour emergency service at no extra cost to the client, therapeutic drug monitoring, medico-legal investigations, etc.

         MEDTOX rapidly gained a reputation for high quality and superb customer service in the local Minnesota medical market through the provision of toxicology laboratory services for local hospitals, physicians and general medical laboratories. MEDTOX then began an expanded regional program as well as national marketing which increased revenues and expanded the customer base.

         In 1987, MEDTOX purchased its largest Minneapolis competitor, Metropolitan Medical Center, and gained the services of Dr. Gary Hemphill, one of the leading scientists and laboratory directors at MEDTOX today. Dr. Hemphill and MMC also gave MEDTOX a foothold in the burgeoning employment drug screening business, forensic toxicology market.

         With the creation of National Institute for Drug Abuse ("NIDA") in 1988 to oversee mandated drug screening for safety sensitive employees, MEDTOX became one of the first ten laboratories in the country on the original list of NIDA certified laboratories. MEDTOX business then rapidly grew in two major toxicology market segments:

   1. Forensic toxicology (substance abuse testing).
   2. Medical toxicology - the provision of reference toxicology testing in the areas of therapeutic drug monitoring, etc., for hospitals, physicians and general clinical laboratories lacking the sophisticated toxicology capabilities of MEDTOX.

         For the year ended December 31, 1995, MEDTOX had net revenues of $20,219,000 with net income of $2,879,000.

         The combination of the laboratory services of PDLA, MEDTOX and the Company's other products and services allows the Company to offer a full line of products and services for the substance abuse testing marketplace, including (1) on-site tests for the detection of substance of abuse drugs (EZ-SCREEN(R) and VERDICT(R)); (2) on-site qualitative and quantitative determination of alcohol intoxication (both disposable and electronic instrument detection devices); (3) Substance Abuse and Mental Health Services Administration (SAMHSA), formerly NIDA, certified laboratory testing (screening and confirmation); (4) accessory items (gloves, specimen containers, permanent recording temperature strips); and
(5) consultation (National Consortium For a Drug-Free Workplace) (NCDFW). All of these products and services will be marketed through MEDTOX. Sales of these Substance Abuse Testing Products and Services accounted for approximately 72% of the revenues of the Company for the year ended December 31, 1995.

          In 1993 diAGnostix, inc. was incorporated by the Company in Delaware as a wholly owned subsidiary to address the broadly defined environmental testing marketplace. In 1995, the Company acquired Bioman Products, Inc. and successfully developed and introduced to the market the EZ-QUANT(R) DON Test Kit. Development of new food safety testing products by the Company continues, with at least one new product launch planned for 1996. diAGnostix, inc. is currently sourcing additional products manufactured by other companies that could be sold through diAGnostix, inc. Sales of the products sold through diAGnostix, inc. accounted for approximately 16% of the Company's revenues for the year ended December 31, 1995.

         The Company also sells prepared and dehydrated culture media, animal blood products, sera and plasma, custom antisera, and other biomedical products and supplies, which are either produced by the Company or purchased from other suppliers. The Company also markets contract manufacturing services which utilize the same manufacturing equipment and processes used to manufacture the on-site products. The Company expects sales of these products, which were first introduced in 1986, to account for a smaller portion of its future revenues due to the highly competitive nature of that market and management's decision to focus primarily on the marketing of its diagnostic tests. Sales of these products accounted for approximately 5% of the revenues of the Company for the year ended December 31, 1995.

         The balance of the Company's revenues are from work performed for the U.S. Department of Defense including product sales as well as royalties, fees and other income. These revenues represented approximately 7% of the Company's revenues for the year ended December 31, 1995.

         EDITEK executive offices are located at 1238 Anthony Road, Burlington, North Carolina 27215, and its telephone number is (910) 226-6311.

                             SELLING SHAREHOLDERS

         This Prospectus relates to an aggregate total of 11,798,193 shares of the Common Stock, of which (i) 2,517,306 shares were issued to MLI Dissolution, Inc. (formerly MEDTOX Laboratories, Inc.) ("MLI") pursuant to an Asset Purchase Agreement between the Company and MLI, with 2,391,441 shares being subsequently distributed to the shareholders of MEDTOX ("MEDTOX Shareholders") and 125,865 shares being held in escrow to satisfy certain contingent indemnification obligations of MEDTOX, (ii) 235,295 shares were issued to Dr. Harry McCoy ("McCoy") in a private placement that occurred following the MEDTOX acquisition;
(iii) a minimum of 1,873,873 shares ("Conversion Shares") are issuable to certain holders (the "Series A Preferred Shareholders") of 104 shares of the Company's Series A Preferred Stock upon conversion of the Preferred Stock; and
(iv) 586,667 shares are issuable to Harlan Kleiman and affiliated persons ("Placement Agent") upon the exercise of Investment Banker Warrants issued as compensation for sales of the Series A Preferred Stock pursuant to an agreement between Placement Agent and the Company and 320,000 issuable to Harlan Kleiman as Compensation for the sale of securities in previous offerings. MLI, the MEDTOX Shareholders, McCoy, the Series A Preferred Shareholders and the Placement Agent are hereinafter referred to as the "Selling Shareholders". The remaining 6,265,052 shares ("Price Protection Shares") of Common Stock covered by this Prospectus are being registered in the event the MEDTOX Shareholders become entitled to receive "Additional Shares" and/or more than the minimum number of Conversion Shares become issuable upon conversion of the Series A Preferred Stock. See "Number of Shares of Common Stock."

         Set forth below is a list and description of each Selling Shareholder, together with the number of Shares beneficially owned, the number of Shares being offered, and the number of Shares (and the percent of the class) to be owned after completion of the offering.



                               Material                                                Securities    Percent Common
                             Relationship        Securities                           Beneficially     Stock Owned
                             Had With the    Beneficially Owned                       Owned After         After
     Name of Selling        Company Within     As of February 7,     Securities      Completion of    Completion of
       Shareholder         Past Three Years       1996 (1)         Offered Hereby     Offering (2)      Offering

MEDTOX SHAREHOLDERS:

John Walker Abelson
and Beverly Jean Abelson   Shareholder             9,192 (3)          9,192 (3)            0                *

James S. Arrington         Shareholder            40,417 (3)         40,317 (3)          100                *

Richard A. Brotherton      Shareholder           112,887 (3)        112,887 (3)            0                *

Robert Brotherton          Shareholder            26,190 (3)         24,190 (3)        2,000                *

Judd Y. Carpenter          Shareholder            47,171 (3)         47,171 (3)            0                *

Matthew S. Carpenter       Shareholder            47,171 (3)         47,171 (3)            0                *

Scott M. Carpenter         Shareholder            47,171 (3)         47,171 (3)            0                *

Walter S. Carpenter and
Elsa M. Carpenter,
Trustees of the Walter
S. Carpenter Revocable
Trust                      Shareholder           113,694 (3)        113,694 (3)            0                *

Louis B. Hauser and Mary
M. Hauser                  Shareholder            37,092 (3)         37,092 (3)            0                *

D. Gary Hemphill           Shareholder           161,268 (3)        161,268 (3)            0                *

Donald Hunt and Johanne
Hunt                       Shareholder            18,385 (3)         18,385 (3)            0                *

William A. Jetter and
Mary E. Jetter             Shareholder            46,655 (3)         45,155 (3)        1,500                *

Marian M. Johnson, et
al., Trustees of the
Marian M. Johnson
Revocable Trust            Shareholder            43,139 (3)         43,139 (3)            0                *

Patsy O. Johnson and
Ramon E. Johnson           Shareholder             4,032 (3)          4,032 (3)            0                *

Ann C. Kay                 Shareholder            47,171 (3)         47,171 (3)            0                *

Paul A. Kay                Shareholder            33,624 (3)         33,624 (3)            0                *

Kingsley R. Labrosse       Shareholder           193,682 (3)        193,682 (3)            0                *

Mary J. Labrosse           Shareholder            75,472 (3)         75,472 (3)            0                *

                           Shareholder/
Harry G. McCoy             Director              687,007 (3) (4)    687,007 (3) (4)        0                *

Harry G. McCoy and
Julia McCoy                Shareholder           130,949 (3)        130,949 (3)            0                *

MLI Dissolution, Inc.      Shareholder           125,865 (3) (5)    125,865 (3) (5)        0                *

Charles F. Mettille and

                                    23

Anita Mettille             Shareholder            32,254 (3)         32,254 (3)            0                *

Frank Mettille             Shareholder            80,634 (3)         80,634 (3)            0                *

Clifford T. Orton and
Ruth L. Orton              Shareholder           193,682 (3)        193,682 (3)            0                *

Clifford T. Orton, Jr.
and Andrea K. Orton        Shareholder             4,032 (3)          4,032 (3)            0                *

Thomas J. Orton            Shareholder             2,016 (3)          2,016 (3)            0                *

Nancy Pinto-Orton and
Brian R. Pinto             Shareholder             4,032 (3)          4,032 (3)            0                *

Andre C. Pool              Shareholder            16,127 (3)         16,127 (3)            0                *

Katherine L. Seifert       Shareholder             9,192 (3)          9,192 (3)            0                *

Michael Spiten and Linda
Spiten                     Shareholder             8,305 (3)          8,305 (3)            0                *

Harriet A. Thomas          Shareholder            76,602 (3)         76,602 (3)            0                *

Lowell Van De Riet and
Mary Van De Riet           Shareholder            29,351 (3)         29,351 (3)            0                *

Cynthia K. Veit            Shareholder           219,486 (3)        219,486 (3)            0                *

Donald Veit                Shareholder            16,127 (3)         16,127 (3)            0                *

Cheryl Wachenheim          Shareholder            18,127 (3)         16,127 (3)        2,000                *

SERIES A PREFERRED
SHAREHOLDERS:

Capital Ventures
International              Shareholder           360,360 (6)        360,360 (6)            0                *

Kensington Partners L.P.   Shareholder            90,090 (6)         90,090 (6)            0                *

Little Wing L.P.           Shareholder           270,270 (6)        270,270 (6)            0                *

Morgan Capital, L.L.C.     Shareholder           882,882 (6)        882,882 (6)            0                *

Santina Holding Corp.      Shareholder           270,270 (6)        270,270 (6)            0                *

PLACEMENT AGENT:

Harlan Kleiman             Placement Agent       737,320 (7)        737,320 (7)            0                *

Rob Schachter              Placement Agent       146,667 (7)        146,667 (7)            0                *

Wayne Colson               Placement Agent        22,680 (7)         22,680 (7)            0                *


*        Less than 1%.

(1) Includes Common Stock as to which the holder has sole or shared voting or investment power and Common Stock issuable pursuant to options and/or warrants exercisable within the next 60 days.

(2) Assumes all Shares being registered in this offering will be sold. However, to the best of the Company's knowledge, the holders of such securities have no commitment to anyone to sell all or part of the securities being registered.

(3) Does not include "Additional Shares" which may become issuable to MEDTOX shareholders for shares held on the "Repricing Dates" in the event the market price of the Common Stock of the Company is less than $1.986 on any Repricing Date. See "Number of Shares of Common Stock - Price Protection Shares." If all Medtox shares are retained on the Repricing Dates, an aggregate of 2,466,959 Additional Shares would be issuable based on the April 19, 1996 market price of $1.00 per share.

(4) Includes 235,295 shares of Common Stock purchased by McCoy after the MEDTOX acquisition, which 235,295 shares do not have the benefit of the price protection provisions of the MEDTOX Purchase Agreement. See "Number of Shares of Common Stock."

(5) 125,865 shares held in escrow, subject to the indemnification provisions of the MEDTOX Purchase Agreement. Any shares not delivered to the Company prior to January 30, 1997 shall be delivered to MLI and the Company has been advised that such shares will be distributed to the MEDTOX shareholders in connection with the liquidation and dissolution of MLI if not used to satisfy the indemnification obligations of MLI.


(6) The number of shares of Common Stock listed as beneficially owned is the minimum number of Conversion Shares issuable upon conversion of the Series A Preferred Stock. A greater number of Conversion Shares will be issuable to any Series A Preferred Shareholder who exercises its Series A Preferred Stock at a time when the market price of the Common Stock of the Company is less than $3.70 per share. As of April 19, 1996, the market price of the Common Stock was $1.00 per share at which price the 104 shares of Series A Preferred Stock would be convertible into 6,933,333 shares of Common Stock, resulting in a 270% increase in the beneficial ownership shown in the table. See "Number of Shares of Common Stock Price Protection Shares."


(7) Shares issuable upon the exercise of the Investment Banker Warrants. See "Number of Shares of Common Stock ."

         If Additional Shares become issuable to any MEDTOX Shareholder or if more than the minimum number of Conversion Shares become issuable to any Series A Preferred Shareholder, such shares will be taken from the pool of Price Protection Shares registered hereby but not listed next to the name of any Selling Shareholder in the table. Price Protection Shares will be issued to Selling Shareholders in the chronological order based on the date the shares become issuable. In the event the number of Additional Shares and extra Conversion Shares issued exceeds the number of Price Protection Shares registered hereby, the Company intends to register more shares of Common Stock to cover the deficiency when and as the need arises.

                              PLAN OF DISTRIBUTION

         The Selling Shareholders may from time to time effect the sale of their Shares in one or more transactions in the public market, at prices and at terms then prevailing or at prices related to the then-current market price, or in negotiated transactions or otherwise. The Shares may be sold pursuant to the Registration Statement, another registration statement or pursuant to an exemption from registration, including Rule 144. If all or a portion of the Shares are sold in such transactions, they may be sold by means of: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transactions; (b) purchases by a broker as principal and resale by such broker for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of such exchange; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers;
(e) short sales; or (f) a combination of the foregoing methods. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. The brokers or dealers engaged by the Selling Shareholders will receive commissions or discounts from the Selling Shareholders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers, as well as the Selling Shareholders, may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. To the best knowledge of the Company, there are currently no plans, arrangements or understandings between any of the Selling Shareholders and any broker or dealer regarding the sale of stock by the Selling Shareholders.

                             RECENT DEVELOPMENTS

         On January 30, 1996, the Company completed the acquisition of MEDTOX pursuant to the MEDTOX Agreement. The purchase price for the MEDTOX assets and the assumption of certain liabilities was $24 million of which $19 million was paid in cash at closing and $5 million was paid in the form of 2,517,306 shares of Common Stock of the Company. The amount used to purchase the assets and certain liabilities of MEDTOX was raised from the issuance of 380 shares of the Series A Preferred Stock and the borrowing of approximately $5 million by the Company.

         To obtain funds necessary to complete the MEDTOX Acquisition and to provide for the Company's working capital needs, the Company and its affiliated entities, Psychiatric Diagnostic Laboratories of America, Inc. and diAGnostix, Inc., Delaware corporations and wholly-owned subsidiaries of the Company, entered into a credit facility with Heller Financial, Inc. ("Heller") consisting of two term loans in the amount of $2 million each, one with an eighteen-month term and an interest rate equal to 2.5% plus the Bank Prime Rate and the other with a three-year term and an interest rate equal to 2.0% plus the Bank Prime Rate, and a revolving line of credit of up to $7 million (the "Credit Facility") with the amount available under the Credit Facility dependent upon the amount of assets available to secure borrowings under the Credit Facility. The interest rate on the Credit Facility is equal to 1.5% plus the Bank Prime Rate. As of January 30, 1996 approximately $2.9 million was available under the Credit Facility. The closing for the term loans and the Credit Facility occurred on January 30, 1996.

         In connection with the Credit Facility, the Company and its subsidiaries have granted Heller a security interest in substantially all their assets and have agreed to comply with many financial and other covenants which restrict operations of the Company and its subsidiaries, including the ability to pay dividends. See "Number of Shares of Common Stock-Debt Financing" for a description of restrictions on dividends imposed by the Credit Facility.

         On January 31, 1996, the Board of Directors of the Company elected two additional members to the Board of Directors of the Company, bringing the total number of Directors to six. Dr. Harry McCoy was the President and Co-Founder of MEDTOX. Dr. McCoy received his Bachelors Degree in Biology from the University of California, San Diego and a Doctorate in Pharmacy from the University of California, San Francisco. He conducted his clinical internship at the Stanford Medical Center, University of California and pursued his Post-Doctoral Fellowship in Pharmacokinetics with the University of Minnesota where he held joint faculty appointments at the U. of M. College of Pharmacy and the Section of Clinical Pharmacology at the St. Paul-Ramsey Medical Center.

         Mr. George Masters is Vice Chairman, President and Chief Executive Officer of Seragen, Inc. Mr. Masters has spend his entire business career in the healthcare industry, including 20 years with Warner-Lambert. He left Warner-Lambert in 1983 as a Group President, and for the past 12 years has held senior management positions with a number of biotechnology companies. Mr. Masters has been a board member of approximately fifteen medically oriented companies and currently serves as a member of the Board of Directors of: CME Telemetrix, Hemosol, Inc., ImmuCell Corporation, Intelligent Medical Imaging, and Seragen. Mr. Masters is on the Board of Directors of the Biotechnology Industry Organization in Washington, DC and serves on its Executive
Committee. He is on the Board of Visitors of Boston University School of Medicine and the Board of Associates of the Whitehead Institute for Biomedical Research at MIT. He also acts as an investment advisor to three venture capital funds.

                                  EXPERTS

         The consolidated financial statements of EDITEK, Inc. incorporated by reference in EDITEK, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1995 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


         The consolidated financial statements of MEDTOX Laboratories, Inc. at December 31, 1995, and for the year then ended, incorporated by reference in EDITEK, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1995 have been audited by Ernst & Young LLP, independent auditors, and at December 31, 1994, and for each of the two years in the period ended December 31, 1994, by KPMG Peat Marwick LLP, independent auditors, as set forth in their respective reports thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.


                                 LEGAL MATTERS

         Legal matters in connection with the issuance of the Common Stock offered hereby will be passed upon for the Company by Petree Stockton, L.L.P Raleigh, North Carolina. As of April 19, 1996, attorneys at Petree Stockton, L.L.P. owned no shares of Common Stock of the Company.


                  INDEMNIFICATION AND LIMITATION OF LIABILITY

         The Bylaws of the Company provide that the Company shall indemnify the directors and officers of the Company against liability (and expenses related thereto) arising out of their status as directors and officers to the extent permitted by law. Additionally certain mandatory indemnification rights are available under the Delaware General Corporation Law ("DGCL") to officers and directors to the extent they are successful in the defense of any proceeding to which they were a party by virtue of their position as a director or officer.

         Further, as permitted by the DGCL, the Certificate of Incorporation of the Company includes a provision limiting the personal liability of its directors for monetary damages for certain breaches of their duties as directors to the extent permitted under the DGCL. The Company also maintains a directors' and officers' liability policy which insures such persons against claims arising from certain acts or decisions by them in their capacities as directors and officers of the Company, subject to certain exclusions and deductible and maximum amounts.

         In addition to such other rights of indemnification as they may have as directors or as members of a committee of directors, the Company's Amended and Restated Equity Compensation Plan and Amended and Restated Stock

Option Plan for Non-Employee Directors provide for indemnification for certain of the Company's directors for liabilities arising in connection with their actions taken as members of the committees administering such plans.

         Such limitation of liability pursuant to state law does not affect liability, if any, arising under the federal securities laws. Further, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to contractual provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable.

                                  PROSPECTUS


                                  EDITEK, INC.


                                  April 25, 1996


                                 TABLE OF CONTENTS

                                                                         Page

Available Information.                                                     2
Incorporation of Certain Information by Reference                          2
Risk Factors                                                               3
Number of Shares of Common Stock                                          15
The Company                                                               19
Selling Shareholders                                                      22
Plan of Distribution                                                      26
Recent Developments                                                       26
Experts                                                                   27
Legal Matters                                                             28
Indemnification and Limitation of Liability                               28


         No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with this offering, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the registered securities to which it relates, or an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation would be unlawful. The delivery of this Prospectus at any time does not imply that information herein is correct as of any time subsequent to its date.

                                   EXHIBIT INDEX


Exhibit No.                                 Description


     5.1          Legal Opinion of Petree Stockton, L.L.P.


     23.1         Consent of Petree Stockton, L.L.P.
                  (Contained in Exhibit 5.1)

     23.2         Consent of Ernst & Young LLP

     23.3         Consent of KPMG Peat Marwick LLP

                                 PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

                  The estimated expenses of this Registration Statement will be paid by the Registrant and are as follows:


                  Registration Fee - Securities and
                    Exchange Commission                       $   13,962.28
                  Legal Fees                                      10,000.00
                  Accounting Fees and Expenses                     3,000.00
                  Miscellaneous                                    1,000.00
                                  Total                       $   27,962.28

Item 15. Indemnification of Directors and Officers.

                  Article III, Section 6, of the Bylaws of the Registrant provides as follows:

                  The corporation shall indemnify any person made a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he, his testator or intestate, is or was a director or officer of the corporation, against expenses, including attorneys fees, actually and necessarily incurred by him in connection with the defense of such action or in connection with an appeal therein, except in relation to matters as to which such director or officer is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation except as otherwise provided by law or in the Certificate of Incorporation of the corporation. The corporation shall indemnify any person made or threatened to be made a party to an action or proceeding other than one of the type referred to in the foregoing, whether civil or criminal, including, without limitation, an action by or in the right of any other corporation which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he, his testator or intestate was a director or officer of the corporation or served such other corporation in any capacity, against judgments, fines, amounts paid in settlement and expenses, including attorneys fees, actually and necessarily incurred as a result of such action or proceeding or any appeal therein, if such director or officer acted, in good faith, for the purpose which he reasonably believed to be in the best interest of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful. The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act in good faith for a purpose which he reasonably believed to be in the best interest of the corporation or that he had reasonable cause to believe that his conduct was unlawful. Expenses incurred in defending a civil or criminal action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding. The foregoing right of indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled as a matter of law or any Bylaw, agreement, vote of stockholders, provision in the Certificate of Incorporation, or otherwise.

                  Reference is made to paragraph 8 of Article Sixth of the Registrant's Certificate of Incorporation, as amended, which provides as follows:

                  8. A director of this Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

                  Reference is also made to Section 145 of Title 8 of the Delaware Code, which provides as follows:

                  (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys'
         fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

                           (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

                  (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections
         (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

                  (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section.

                  (e) Expenses (including attorneys' fees) incurred by any officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorney's fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

                  (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

                  (g) A  corporation  shall have power to purchase  and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

                  (h)  For  purposes  of  this   section,   references  to  "the
         corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

                  (i)  For  purposes  of  this  section,  references  to  "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

                  (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

                  (k) The Court of  Chancery  is hereby  vested  with  exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys fees).

         In actions other than those brought by or on behalf of the Company, the Company may indemnify its directors, officers, employees and other agents for expenses (including attorneys fees), judgments, fines and settlements incurred by such persons, provided that the person seeking indemnification acted in accordance with a statutory of good faith conduct. In actions brought derivatively on behalf of the Company ("derivative actions") or by the Company itself, the Company may indemnify such individuals for expenses actually and reasonably incurred and not for judgments, fines or settlements. Such limited indemnification is not permitted in any derivative or direct action as to issues or claims for which the officer or director is held liable to the Company unless the Court determines that, in view of all the circumstances, the person is fairly and reasonably entitled to indemnity for such expenses. The Company may advance expenses incurred by any person entitled to indemnification in defending a proceeding, provided that, if such advance is made to an officer or director, such person provides an undertaking to the Company to repay all amounts advanced if it is ultimately determined that the person is not entitled to be indemnified.

         In addition to such other rights of indemnification as they may have as directors or as members of a committee of directors, the Company's Amended and Restate Equity Compensation Plan and Amended and Restated Stock OptionPlan for Non-Employee Directors provide for indemnification for certain of the Company's directors for liabilities arising in connection with their actions taken as members of the committees administering such plans.

         Further, the Company maintains a directors' and officers' liability policy which insures such persons against claims arising from certain acts or decisions by them in their capacities as directors and officers of the Company, subject to certain exclusions and deductible and maximum amounts.

Item 16.  Exhibits


                   5.1     Legal Opinion of Petree Stockton, L.L.P.


                  23.1     Consent of Petree Stockton, L.L.P.
                           (Contained in Exhibit 5.1)

                  23.2     Consent of Ernst & Young LLP

                  23.3     Consent of KPMG Peat Marwick LLP





Item 17.  Undertakings.

                  (a)      The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

                           (i) To include  any  prospectus  required  by Section
10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the Prospectus any facts or events
arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                           (iii) To   include   any  material  information  with
respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

                           Provided,  however,  that  paragraphs  (a)(1)(i)  and
(a)(1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly
authorized,   in   the   City  of  Burlington,   State  of  North  Carolina,  on
April 24, 1996.

                                             EDITEK, INC.

                                             By: /s/ James D. Skinner
                                             James D. Skinner
                                             President,
                                             Principal Executive Officer and
                                             Chairman of the Board


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

       Signature                   Title                       Date

/s/ James D. Skinner           President,                   April 24, 1996
James D. Skinner               Principal Executive
                               Officer, and
                               Chairman of the Board

/s/ Samuel C. Powell           Director                     April 24, 1996
Samuel C. Powell, Ph.D.

/s/ Peter J. Heath             Vice President of            April 24, 1996
Peter J. Heath                 Finance and Chief
                               Financial Officer, and
                               Principal Accounting
                               Officer

/s/ Gene E. Lewis *            Director                     April 24, 1996
Gene E. Lewis

/s/ Robert J. Beckman *        Director                     April 24, 1996
Robert J. Beckman

/s/ Harry G. McCoy, Pharm.D.   Director                     April 24, 1996
Harry G. McCoy, Pharm.D.

/s/ George W. Masters *        Director                     April 24, 1996
George W. Masters

* Executed on behalf of these persons by Peter J. Heath, duly approved Attorney-In-Fact of each such person.

/s/ Peter J. Heath
Peter J. Heath
Attorney-In-Fact